Exhibit 4.7

[logo of PACO CORP.]

PACO

CORP.

St.Hubert, February 18, 2003

Mr. Stephen Rappard, President

Profile [x] International Inc.

# 300 - 1055 West Hastings St.

Vancouver, B.C.

Subject: Proof of Concept

Mr. Rappard,

By this letter, we would like to inform you that Phase 2 of detail design and engineering has been completed.

Phases 1 and 2 enabled us to obtain pertinent information, such as the air and ground transportation logistics, video screen deployment sequence, power generator system, and establish the drive and steering assemblies.

The preliminary design has been done on the entire project including all components.  More time was spent on some particular movements where the combined vertical/lateral movement for both platforms and the attachment mechanism between the main and auxiliary lifts.  We also did a deployment-time analysis and have determined the control needs.

After completion of this work, PACO is now in a position to confirm that the Proof of Concept has been attained.  This also allows us to confirm that Paco guaranties to complete the design, engineering, manufacturing, testing and the commissioning of a first complete system for a budget price of:

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$2,850,000.00 CND with a not to exceed price of 3,250,000.00$ CND for the first machine.

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$1,900,000.00 CND with a not to exceed price of 2,100,000.00$ CND for subsequent Stage[x] Units.

PACO CORP. - 3185 First Street, St. Hubert, Quebec, Canada  J3Y 8Y6 - Telephone: (450) 678-7226  -  Fax: (450) 678-4060

Web Site: www.pacocorp.com - E-Mail: info@pacocorp.com

These prices are subject to the terms and conditions to be discussed between the parties and considering that the price has been determined based on the specifications provided to Paco by Profile [x] International Inc.

Paco also guarantees that the delivery of a complete Stage[x] system can be done between 38 to 44 weeks from the date that a letter of intent is issued and a deposit is done, which will have to be determined by Paco and Profile [x] International Inc.  We need a maximum of 16 weeks to set-up a tem of 10 to 12 mechanical and electrical Engineers, designers and technicians.  The 16 weeks can be reducing according to the workload that we will have at that time.

For your information, we are enclosing the following documents:

-   drawings showing the deployment sequence;

-   duration and schedule of the entire project;

-   description of the control system;

-   deployment sequence timeline.

Trusting that everything is to your entire satisfaction, do not hesitate to contact the undersigned for any additional information.

Regards,

/s/ Sylvain Giroux

Sylvain Giroux, P.Eng.

VP Engineering Paco Corp